July 3, 2024

Todd W. Fister
Chief Financial Officer
Owens Corning
One Owens Corning Parkway
Toledo, Ohio 43659

       Re: Owens Corning
           Registration Statement on Form S-4
           Filed on June 28, 2024
           File No. 333-280549
Dear Todd W. Fister:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenny O'Shanick at 202-551-8005 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Michael J. Solecki